EXHIBIT 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)

Suite 1188 – Bentall 5

550 Burrard Street

Vancouver, British Columbia V6C 2B5

Item 2.	Date of Material Change

June 3, 2009

Item 3.	News Release

The news release was disseminated by MarketWire and filed on SEDAR on June 3, 2009.

Item 4.	Summary of Material Change

On June 3, 2009, the Company announced that it had entered into an agreement to purchase a stake in Sino Gold Mining Ltd. (“Sino Gold”), pursuant to a share purchase and sale agreement (the “Share Purchase Agreement”) dated June 3, 2009 with Gold Fields Australasia (BVI) Ltd. (“GFA”) (the “Transaction”).

Item 5.	Full Description of Material Change

Pursuant to the terms of the Share Purchase Agreement, the Company will purchase 57,968,029 (subject to certain adjustments) common shares (“Sino Gold Shares”) of Sino Gold, representing approximately 19.83% of the issued and outstanding Sino Gold Shares. A copy of the news release dated June 3, 2009 in relation to the Transaction is attached hereto as Schedule “A”.

The Share Purchase Agreement contemplates that the Company will issue 27,824,654 (subject to certain adjustments) common shares (“Eldorado Shares”) to GFA or its nominated affiliate pursuant to exemptions from the prospectus and registration requirements.

The Share Purchase Agreement provides that the number of shares to be issued on the closing of the Transaction is subject to certain adjustments in the event of a change, between the date of execution and the date of closing, in capitalization of the Company or Sino Gold, such as a stock split, reverse stock split, stock dividend, rights offering, combination transaction or similar corporate transaction.

The Share Purchase Agreement also contains a purchase price adjustment provision, which provides that, in the 18 months following the date of the Agreement, any time the Company acquires a certain threshold amount of additional securities of Sino Gold, or within such 18 month period publicly announces its intention to acquire the threshold amount of additional securities of Sino Gold and such proposed acquisition is completed after the end of such 18 month period, for consideration greater than that paid under the Transaction, the Company will “top-up” the consideration paid to GFA. Such additional consideration may be paid in cash or Eldorado Shares, or a combination of Eldorado Shares and cash, at the option of the Company. The purchase price adjustment provision does not apply to acquisitions within the first six months following the date of the Share Purchase Agreement and, during such six month period, Eldorado is restricted from acquiring or offering to acquire any additional interest in Sino Gold securities by takeover bid or proposing to make a takeover bid, except with the prior written consent of GFA.

The Transaction is subject to approval of the Toronto Stock Exchange and the NYSE AMEX, and also to the approval of certain regulatory authorities, including the approval of the Australian Foreign Investment Review Board and the South African Reserve Bank and other customary conditions, and is expected to close within 90 days.

Sino Gold is an Australian public company focused on the exploration and production of gold in China and is listed on the Australian Stock Exchange and Hong Kong Stock Exchange. It has two operating mines, Jinfeng and White Mountain.

Item 6.	Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer
Name of Executive Officer:	Dawn Moss
Corporate Secretary
Telephone number:	(604) 601 6655

Item 9.	Date of Report

June 11, 2009.

SCHEDULE “A”

NEWS RELEASE	ELD No. 09-12
TSX:ELD NYSE-A:EGO	June 3, 2009

Eldorado Acquires Gold Field’s Stake in Sino Gold

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to announce that Eldorado has entered into an agreement to acquire 57.9 million shares of Sino Gold Mining Limited (“Sino Gold”) (representing approximately 19.9% of the issued and outstanding shares of Sino Gold) from Gold Fields Limited (“Gold Fields”) in a private transaction in exchange for Eldorado shares.

The terms of the agreement between Eldorado and Gold Fields are:

•

Eldorado will acquire 57,968,029 Sino Gold shares from Gold Fields. The transaction to be settled through the issuance to Gold Fields of 27,824,654 shares of Eldorado by way of a private placement. The number of Eldorado shares was determined based on an exchange ratio of 0.48 Eldorado shares for each Sino Gold share, which was calculated considering the 30-day volume weighted average price of Sino Gold and Eldorado shares.

•

For a period of 18 months Gold Fields will hold a top-up right which will apply should Eldorado purchase an additional 5% or more of the outstanding shares of Sino Gold and the sellers receive consideration equivalent to a share consideration ratio in excess of the share exchange ratio received by Gold Fields.

Sino Gold (ASX: SGX) is an Australian public company focused on the exploration and production of gold in China and is listed on the Australian Stock Exchange and Hong Kong Stock Exchange. It has two operating mines, Jinfeng and White Mountain.

“Eldorado and Sino Gold both have a history of success in China and have become the two largest foreign gold producers in China. We view this stake in Sino Gold as an excellent opportunity to enhance our investment in China. Eldorado will continue to grow in a disciplined and focused manner and we are pleased to have Gold Fields back as a shareholder”, Paul N. Wright commented.

The agreement is subject to regulatory and stock exchange approvals and is expected to close by the end of August 2009. Eldorado’s financial advisor is Macquarie Capital Markets Canada Ltd. and its Canadian legal advisor is Fasken Martineau DuMoulin LLP and Australian legal advisor is Freehills.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such forward-looking statements or information include, but are not limited to statements or information with respect to the transaction. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors included, amongst others the following: the completion of the transaction being subject to the satisfaction of certain closing conditions including obtaining all necessary regulatory approvals and that the number of shares to be acquired or issued are subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, reserves and metallurgical recoveries; mining operational risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com